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                                                                          (A)(7)
Avery Dennison to Acquire Stimsonite Corporation

PR Newswire, Friday, June 04, 1999 at 08:47

Company to Expand Its Reflective Materials Operation;
Acquisition Provides Proprietary Technology to Broaden Product Range For Vast and Growing Worldwide Highway Safety Industry

    PASADENA, Calif., and NILES, Ill., June 4, PRNewswire -- Avery Dennison Corporation (NYSE:AVY; PSE) and Stimsonite Corporation (NASDAQ:STIM) jointly announced today that they have signed a definitive merger agreement under which Avery Dennison will offer to acquire all of the outstanding shares of Stimsonite for $14.75 per share in cash, or a total of approximately $137 million. Avery Dennison plans to commence a cash tender offer for all outstanding shares of Stimsonite's common stock.

    The acquisition will be accounted for as a purchase and is expected to be funded with debt. The transaction is expected to be slightly additive to Avery Dennison earnings in 1999. Certain directors and affiliates of Stimsonite, who together own approximately 20 percent of the outstanding Stimsonite shares, have agreed to tender their shares in the Avery Dennison offer.

    "Stimsonite's business is an excellent strategic fit for Avery Dennison and provides us with significant growth opportunities," said Philip M. Neal, president and chief executive officer of Avery Dennison. "Stimsonite's proprietary microreplication technology platform will be an excellent addition to Avery Dennison's market-leading technological capabilities in pressure-sensitive adhesives, enabling us to create and develop a variety of innovative new products and applications."

    "Stimsonite's strong brand name and reputation for high performance, innovative reflective products for the $1.5 billion worldwide highway safety industry will significantly strengthen our existing reflective films business, and will provide us with a greatly expanded product line and distribution network. In addition, Stimsonite's microreplication technology has extensive applications beyond the highway safety industry including home entertainment, computers, architectural lighting, medical products and textiles," Neal said.

    Robert Stutz, president and chief executive officer of Stimsonite stated, "The combination of Avery Dennison and Stimsonite is a natural. Our respective technologies and market strengths are very complementary. We are looking forward to working together in realizing the full potential of these synergies."

    The tender offer is conditioned on the valid tender of a majority of Stimsonite's outstanding shares, expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other customary closing conditions. Assuming that at least 90 percent of the Stimsonite shares are tendered in the offer, Avery Dennison and Stimsonite expect to complete the transaction before the end of July, 1999. Merrill Lynch & Co. acted as financial advisor to Stimsonite Corporation in connection with the transaction.

    Stimsonite Corporation, based in Niles, Ill., is a leading worldwide manufacturer and marketer of reflective safety products for the transportation industry and a pioneer in microreplication technology for a diverse range of industries. Stimsonite products include raised
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reflective pavement markers, work zone markers, highway delineators and state-of-the-art high performance optical films for use in the construction of highway signs. In 1998, the company generated sales of $87.4 million, net income of $4.9 million, and cash flow from operations of $6.3 million.

    Avery Dennison develops, manufactures and markets innovative self-adhesive solutions for consumer products and label systems. Based in Pasadena, Calif., the Company had 1998 sales of $3.5 billion and makes a wide range of products for consumer and industrial markets, including Avery-brand office products, Fasson-brand self-adhesive materials, peel-and-stick postage stamps, battery labels, automated retail tag and labeling systems, and specialty tapes and chemicals.

    Forward-Looking Statements

    Certain information presented in this news release may constitute "forward-looking" statements. These statements are subject to certain risks and uncertainties. Actual results and trends may differ materially from historical or expected results depending on a variety of factors, including but not limited to availability of raw materials, foreign exchange rates, worldwide and local economic conditions, fluctuations in consumer demand affecting sales to, and production and inventory levels at, customer companies and other matters referred to in the Company's SEC filings.

    SOURCE Stimsonite Corporation
    06/04/99
    NOTE TO EDITORS: For more information visit the Stimsonite Corporation Web site at www.stimsonite.com
    CONTACT: Thomas C. Ratchford, Vice President, Finance, of Stimsonite Corporation, 847-588-7207